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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934
(Amendment No. 9)*
SOVEREIGN BANCORP, INC.
(Name of Issuer)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
845905108
(CUSIP Number)
James H. Bathon Banco Santander, S.A. c/o Banco Santander, S.A., New York Branch 45 East 53rd Street New York, NY 10022 (212) 350-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 24, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845905108	13D/A	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS Banco Santander, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,630,664
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 161,630,664
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,630,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.39%
14	TYPE OF REPORTING PERSON CO

This Schedule 13D/A constitutes the ninth amendment to the Schedule 13D originally filed by Banco Santander, S.A. (formerly known as Banco Santander Central Hispano, S.A.), a Spanish sociedad anonima (“Santander”), with the Securities and Exchange Commission (“SEC”) on June 9, 2006 (the “Statement”), amended by Amendment No. 1 filed by Santander with the SEC on June 16, 2006 (the “First Amendment”), Amendment No. 2 filed by Santander with the SEC on June 28, 2006 (the “Second Amendment”), Amendment No. 3 filed by Santander with the SEC on July 21, 2006 (the “Third Amendment”), Amendment No. 4 filed by Santander with the SEC on August 9, 2006 (the “Fourth Amendment”), Amendment No. 5 filed by Santander with the SEC on August 29, 2006 (the “Fifth Amendment”), Amendment No. 6 filed by Santander with the SEC on August 30, 2006 (the “Sixth Amendment”), Amendment No. 7 filed by Santander with the SEC on March 8, 2007 (the “Seventh Amendment”) and Amendment No. 8 filed by Santander with the SEC on June 15, 2007 (the “Eight Amendment”, and together with the First Amendment, the Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment and Seventh Amendment, the “Amendments”) with respect to shares of the common stock, no par value per share (the “Shares”), of Sovereign Bancorp, Inc., a Pennsylvania corporation (the “Issuer”). Except as specifically amended by this Schedule 13D/A, the Statement, as amended by the Amendments, remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Statement, as amended by the Amendments.

Item 2. Identity and Background.

The first sentence of Item 2 is hereby amended and restated as follows:

The name of the person filing this statement is Banco Santander, S.A., a Spanish sociedad anonima.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Statement is hereby amended and supplemented by adding the following two paragraphs following the second paragraph thereof:

On May 16, 2008, the Issuer completed a public offering (the “Offering”) of 179,687,500 Shares at an offering price of $8.00 per share. Santander purchased 39,000,000 Shares from the Issuer in the Offering, at a purchase price per share of $8, for an aggregate purchase price of approximately $312,000,000.

Following such purchase, Santander has purchased an additional 5,000,000 Shares in the open market for an aggregate purchase price of approximately $42.9 million, as more fully described in Schedule C hereto.

Item 4.  Purpose of Transaction.

Item 4 of this Statement is hereby amended and restated as follows:

The Issuer used the proceeds of the sale of the Shares acquired by Santander at the closing of the transactions contemplated by the Investment Agreement on May 31, 2006 (the “Closing”), along with other funds, to acquire Independence Community Bank Corp. pursuant to an Agreement and Plan of Merger by and among the Issuer, Iceland Acquisition Corp. and Independence Community Bank Corp., dated as of October 24, 2005.

The Issuer has stated that it intends to use the proceeds of the Shares acquired by Santander in the Offering for general corporate purposes.

The Shares to which this statement relates have been acquired by Santander with the purpose of investment.  Santander has agreed in the Investment Agreement to a number of restrictions on its actions, including with respect to its ability to acquire additional Shares and other securities of the Issuer, to dispose of the Shares and to make proposals to acquire the Issuer, each as further described in Item 6 below.

Santander intends to review its holdings in the Issuer on a continuing basis and subject to the terms of the Investment Agreement as more fully described below, Santander may consider making a proposal to acquire the issuer, may maintain its ownership at its present level, or may consider decreasing its ownership percentage.  Santander’s decisions will depend upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, conditions affecting the Issuer’s industry, tax considerations and other factors deemed relevant by Santander.  As part of this ongoing review, Santander may in the future engage legal and financial advisors to assist it in such review and in evaluating strategic alternatives that are or may become available with respect to its holdings in the Issuer.

Subject to the terms and conditions set forth in the Investment Agreement and applicable law, Santander also may purchase additional shares in open market transactions or otherwise in order to increase its ownership up to 24.99% of the outstanding Shares of the Issuer and in order to maintain its ownership at that level.

Except as set forth in this statement, Santander has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of this Statement is hereby amended and restated as follows:

(a)         Santander beneficially owns 161,630,664 Shares, which represent approximately 24.39% of the outstanding Shares of the Issuer.  This amount does not include any Shares borrowed or lent in the ordinary course of business by Santander’s UK affiliate in connection with its financing of S&P 500 equity baskets, of which Santander disclaims beneficial ownership.  Except as set forth in this Item 5(a), none of Santander, and, to its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

(b)        Santander has sole power to vote and to dispose of 161,630,664 Shares.

(c)        No transactions in the Shares have been effected during the past sixty days other than as described in Item 3 hereto.

(d)        To the knowledge of Santander, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such 161,630,664 Shares.

(e)        Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The following is a summary of certain terms of the Investment Agreement and the Registration Rights Agreement, dated as of October 24, 2005, between Santander and the Issuer (the “Registration Rights Agreement”). This summary is qualified in its entirety by reference to the copy of such agreements attached hereto as Exhibits 1, 2, 3 and 4 and incorporated herein by reference.

      Additional Share Purchases

     In addition to the Shares purchased at the Closing, Santander is permitted under the standstill provisions of the Investment Agreement to purchase additional Shares after the Closing in order to increase its ownership percentage to 24.99% of the Issuer’s outstanding common stock. Santander also has the right to purchase additional Shares or participating preferred stock of the Issuer upon the issuance of Shares or participating preferred stock by the Issuer, or upon the conversion of convertible securities into Shares, to the extent necessary to maintain Santander’s ownership percentage in the Issuer (the “Gross-up Rights”).

      General Standstill Restrictions

     Except as otherwise permitted by the Investment Agreement (including in accordance with the procedures described below during the standstill periods) and subject to customary exceptions, until the earlier of: (i) May 31, 2011 (ii) the rejection by the Issuer of a proposal by Santander to acquire the Issuer that is made in compliance with the restrictions set forth in, and that the Issuer is required to accept under the terms of, the Investment Agreement; (iii) the Issuer’s consummation of an acquisition proposal made by a third party (other than Santander); or (iv) the breach of certain covenants of the Investment Agreement by the Issuer (the “Standstill Termination Date”), Santander cannot:

     •  acquire additional voting securities of the Issuer except as specifically provided for in the Investment Agreement (such as in connection with its right to increase its ownership percentage to 24.99% or its Gross-up Rights);

     •  make an acquisition proposal to the Issuer; or

     •  engage in the solicitation of proxies with respect to the Issuer or participate in any group engaging in any such proxy solicitation.

     In addition, from the Standstill Termination Date until Santander owns less than 10% of the outstanding Shares and has no representative on the board of directors of the Issuer, Santander will not take any “hostile action” (e.g., make an unsolicited acquisition proposal or acquire the Issuer securities without the consent of the Issuer’s board of directors, or engage in or participate in a proxy solicitation against an action of the Issuer’s board of directors).

      General Non-Solicitation Restrictions

     From the Closing on May 31, 2006 to the earlier of (i) the Standstill Termination Date or (ii) such time as Santander and its affiliates hold less than 19.8% of the Issuer’s outstanding common stock, the Issuer may not solicit, respond to or accept a third party proposal to acquire the Issuer or grant to any third party any waiver or release under any of its anti-takeover defensive measures except as permitted by the Investment Agreement (including in accordance with the procedures described below during the standstill periods).

      Second Standstill Period Procedures

     From June 1, 2008 through May 31, 2009, the Investment Agreement provides, among other things, that:

     •  Santander may make an acquisition proposal to acquire the Issuer at any price greater than $40 per share.

     •  If Santander makes such a proposal, the Issuer and Santander are each obligated to enter into exclusive negotiations for a period of 30 days.

     •  If the parties are unable to agree on the terms of the Santander proposal, the Issuer will engage in either a market check process involving the solicitation of firm third party offers or in an appraisal process involving the valuation of the Issuer by investment banks or other appraisers.

     •  If Santander agrees to pay the higher of $40 and the price resulting from the appraisal process or the market check process, as the case may be, or if the parties otherwise agree on the terms of a Santander acquisition proposal, (i) the Issuer will sign an exclusive acquisition agreement with Santander; (ii) the Issuer’s board of directors will vote to approve the exclusive acquisition agreement; and (iii) the Issuer’s board of directors will convene a shareholders meeting and, subject to its fiduciaries duties, will recommend that shareholders approve the agreement. The affirmative vote of the holders of the majority of the Issuer’s common stock not held by Santander and its affiliates will be required to approve the acquisition agreement.

     •  If the Issuer receives an unsolicited acquisition proposal from a third party, Santander has a right of first negotiation for 30 days and, if Santander makes an offer that is greater than $40 per share, the Issuer is obligated to complete the process described above (e.g., negotiate with Santander, and if an agreement is not reached, perform an appraisal process or market check process). If Santander does not make such an offer, or does not agree to pay the higher of $40 per share and the price resulting from the appraisal process or the market check process, as the case may be, and subject to a last look right to match the third party offer, the Issuer is free to accept the third party offer and, if it does, Santander is obligated to vote its Shares at any shareholders’ meeting held to approve such third party offer in the same proportion as the Issuer’s other shareholders vote. The Issuer is not permitted in any case to accept an unsolicited offer from a third party at a price per share of $40 or less.

      Third Standstill Period Procedures

     From June 1, 2009 through May 31, 2011, the Investment Agreement provides, among other things, that:

     •  Santander can make an offer to acquire the Issuer at any price, but the Issuer can defer any negotiations with Santander once for a period of up to 270 days.

     •  The Issuer can invite Santander to make a proposal, but Santander can defer any negotiations for a period of up to 270 days.

     •  Upon the receipt of an acquisition proposal from Santander, the Issuer and Santander will negotiate exclusively (either immediately or after any deferral period) for a period of up to 90 days.

     •  If the parties are unable to agree on the terms of a Santander proposal, the Issuer will engage in either the market check process or the appraisal process described above in “Second Standstill Period Procedures.”

     •  If Santander agrees to pay the price resulting from the appraisal process or the market check process, as the case may be, or if the parties otherwise agree on the terms of Santander’s acquisition proposal, (i) the Issuer will sign an exclusive acquisition agreement with Santander; (ii) the Issuer’s board of directors will vote to approve the exclusive acquisition agreement; and (iii) the Issuer’s board of directors will convene a shareholders meeting and, subject to its fiduciaries duties, will recommend that shareholders approve the agreement. The affirmative vote of the holders of a majority of the Issuer’s common stock not held by Santander and its affiliates will be required to approve the acquisition agreement.

     •  If the Issuer receives an unsolicited acquisition proposal from a third party, Santander has a right of first negotiation for 30 days, and if it makes an offer, the Issuer would be obligated to complete the process described above (e.g., negotiate with Santander, and if an agreement is not reached, perform an appraisal process or market check process). If Santander does not make such an offer, or does not agree to pay the price resulting from the appraisal process or the market check process, as the case may be, and subject to a last look right to match the third party offer, the Issuer would be free to accept the third party offer and, if it does, Santander would be obligated to vote its Shares at any shareholders’ meeting held to approve such third party offer in the same proportion as the Issuer’s other shareholders vote.

     •  If the Issuer invites Santander to make an acquisition proposal but Santander does not do so (either within ten business days of such invitation or within ten business days of the expiration of its 270 day deferral period), the Issuer may solicit acquisition proposals from third parties.

      Transfer Restrictions

     From the Closing until the earlier of: (i) the fifth anniversary of the Closing, (ii) the rejection by the Issuer of a proposal by Santander to acquire the Issuer that Santander is permitted to make, and that the Issuer is required to accept, in each case under the terms of the Investment Agreement, (iii) the Issuer’s acceptance of an acquisition proposal from a third party (other than Santander), or (iv) the breach of certain covenants of the Investment Agreement by the Issuer (the earlier of such dates, the “Sale Restriction Termination Date”), Santander may not sell or transfer any Shares except (a) in connection with a merger, consolidation, reorganization, recapitalization, tender offer, exchange offer or similar transaction approved by a majority of the members of the Issuer’s board of directors that are not affiliated with Santander, (b) to an affiliate, or (c) pursuant to a bona fide pledge to a financial institution.

      After the Sale Restriction Termination Date, Santander shall have the right to:

     •  transfer its Shares to an affiliate of Santander;

     •  sell its Shares in a registered public offering (including in connection with the exercise of registration rights received from the Issuer under the Registration Rights Agreement), using its reasonable efforts not to materially disrupt the public market for the Issuer’s common stock and to minimize the possibility that any person who purchases such common stock shall become a holder of more than 5% of the Issuer’s outstanding common stock after such purchase;

     •  subject to compliance with rule 144 under the Securities Act of 1933, as amended, and other applicable securities laws, sell its Shares in the public markets, on the same basis as described in the bullet point immediately above;

     •  subject to a right of first offer and, in certain cases, to a right of last look of the Issuer, sell its Shares to any third party that is not a substantial competitor of the Issuer and whose name is not set forth on a list of five companies the Issuer may provide to Santander;

     •  sell its Shares in connection with a merger, consolidation, reorganization, recapitalization, tender offer or other similar transaction approved by a majority of the members of the Issuer’s board of directors that are not affiliated with Santander;

     •  pledge its Shares in connection with a bona fide pledge to a financial institution; or

     •  otherwise transfer, sell or pledge its Shares with the prior written consent of the Issuer.

      First Purchase Right Granted to the Issuer by Santander

     During the term of the Investment Agreement and until Santander owns less than 15% of the outstanding Shares or consummates a full acquisition of the Issuer, whichever is earlier, Santander will give the Issuer a right of first purchase with respect to any business that has substantial operations in the area from Maine to North Carolina and certain adjacent states whose principal activities are (i) those of an FDIC-insured bank the principal business of which is deposit taking or branch-based commercial lending; and (ii) non-bank lending, mortgage brokerage, insurance agency or brokerage activities, or asset or investment management and advice, if the value of the equity thereof is less than $300 million.

      Governance

     Upon the Closing, the Issuer increased the size of its board of directors and the Issuer’s board elected Mr. Emilio Botin (Chairman of the Santander board of directors and the executive committee thereof) and Mr. Juan R. Inciarte (Santander’s Executive Vice President, Europe and Consumer Lending) to fill the vacancies created by this increase.  Mr. Gonzalo de Las Heras (Santander’s Executive Vice President, Global Wholesale Banking) was appointed to the board of directors of the Issuer, effective on October 6, 2006.  On March 8, 2007, Santander announced that Mr. Botin had resigned as a director of the Issuer and that, effective as of March 8, 2007, Mr. Alberto Sanchez would replace Mr. Botin as one of Santander’s designees on the Sovereign Board.  Effective July 16, 2008, Mr. Inciarte resigned as a director of the Issuer and Mr. Gabriel Jaramillo is required as Santander’s designee to replace Mr. Inciarte.  Santander currently beneficially owns approximately 24.39% of the outstanding shares of Sovereign.  As long as Santander owns between 19.8% and 24.9% of the Issuer’s outstanding Shares, the Issuer shall nominate and recommend for election these directors (or replacements designated by Santander) upon the expiration of their terms. Upon any increase of the size of the board, the board is required to elect such number of directors designated by Santander to maintain approximately Santander’s proportionate representation on the board.  Mr. de Las Heras serves as a member of the Issuer’s compensation, executive, nominating and corporate governance, and retirement savings plan committees.  Mr. Sanchez serves as a member of the Issuer’s nominating and corporate governance committee.

     As long as Santander owns less than 19.8% but more than 10% of the Issuer’s outstanding Shares, Santander’s board will continue to recommend for election one member of the board designated by Santander. If Santander holds more than 24.99% of the Issuer’s outstanding Shares, Santander will be entitled to board representation proportional to its ownership. In addition, the Issuer has agreed to appoint at least one of the directors designated by Santander to the board of directors of the Sovereign Bank.

     From the Closing until the Standstill Termination Date, Santander’s approval is required for the expansion in the size of the board of directors of the Issuer to more than 12 directors and for any amendments to the Issuer’s by-laws proposed by the Issuer’s board of directors that would adversely affect Santander’s rights under the Investment Agreement.

     The Issuer has also agreed that following the Closing and until the earlier of (a) the termination of the Investment Agreement, (b) the date on which Santander owns less than 10% of the Issuer, and (c) a change in control of the Issuer, it will appoint at least one of Santander’s employees to at least one position with direct reporting to the department head within each of the Issuer’s financial control department, internal audit department and risk management department. Santander has granted the Issuer reciprocal rights.

      Termination Rights

     The Investment Agreement may be terminated after the Closing by either party upon mutual agreement or upon the material breach by the other party of its obligations. The Investment Agreement may also be terminated by Santander if any third party acquires more than 10% of the Issuer’s outstanding Shares, the Issuer enters into or announces an intention to enter into an acquisition agreement with a third party or grants any waiver or release to a third party in connection with an acquisition agreement, or upon a change in control of the board of Issuer. Finally, the Investment Agreement may be terminated by the Issuer upon a change in control of Santander or its consummation of an acquisition proposal with a third party.

      Registration Rights

     Under the Registration Rights Agreement, which became effective upon the Closing, Santander has the right to require the Issuer to register its Shares for sale to the public under the Securities Act of 1933, as amended. In addition, Santander has certain rights to participate in registrations by the Issuer of its equity securities. The Issuer has agreed to pay the registration expenses on behalf of Santander.

     Except for the Investment Agreement and the Registration Rights Agreement described above, to the knowledge of Santander, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1: Investment Agreement, dated as of October 24, 2005, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

Exhibit 2: Registration Rights Agreement, dated as of October 24, 2005, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

Exhibit 3: Amendment to Investment Agreement, dated as of November 22, 2005, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

Exhibit 4: Second Amendment to Investment Agreement, dated as of May 31, 2006, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

Exhibit 24: Power of Attorney appointing James H. Bathon as Attorney-in-fact pursuant to a meeting of the Executive Commission of Banco Santander on June 16, 2006 (incorporated by reference to the Statement as filed on July 21, 2006)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2008
Date
/s/ James H. Bathon
Signature
James H. Bathon – Attorney-in-fact
(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SANTANDER

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Santander are set forth below.  If no business address is given the director’s or officer’s business address is the address specified in Item 2 as the principal business address of Santander.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Santander.  All of the directors and officers are citizens of Spain except for Assicurazioni Generali, S.p.A. (Italy), Lord Burns (United Kingdom), Antonio H. Osorio (Portugal), Mr. Adolfo Lagos (Mexico) and Mr. Nuno Manuel Da Silva Amado (Portugal).1

Names and Business Addresses of Executive Officers and Directors	Present Principal Occupation and Name of Employer

Directors

Emilio Botín	Chairman of the Board of Directors and of the Executive Committee
Fernando de Asúa	First Vice Chairman
Alfredo Sáenz	Second Vice Chairman of the Board of Directors and Chief Executive Officer
Matías R. Inciarte	Third Vice Chairman of the Board of Directors and Chairman of the Risk Committee
Manuel Soto	Fourth Vice Chairman
Assicurazioni Generali, S.p.A. (*)	Not applicable (1)
Antonio Basagoiti	Director
Ana P. Botín (*)	Chairwoman, Banco Español de Crédito, S.A.
Javier Botín (*)	Executive Director, M&B Capital Advisers, Sociedad de Valores, S.A.
Lord Burns (*)	Chairman, Abbey National plc
Guillermo de la Dehesa (*)	Chairman, AVIVA Vida y Pensiones, S.A.
Rodrigo Echenique	Director
Antonio Escámez	Director
Juan R. Inciarte	Director, Executive Vice President, Strategy
Francisco Luzón	Director, Executive Vice President, America
Abel Matutes (*)	Chairman, Grupo de Empresas Matutes
Luis Ángel Rojo	Director
Luis Alberto Salazar-Simpson	Director
Isabel Tocino	Director

Executive Officers excluding Directors

José A. Alvarez	Executive Vice President, Financial Management
David Arce	Executive Vice President, Internal Auditing
Ignacio Benjumea	Executive Vice President, General Secretariat and of the Board

Juan Manuel Cendoya	Executive Vice President, Communication and Research
José María Espí	Executive Vice President, Risk
Enrique G. Candelas	Executive Vice President, Retail Banking
Antonio H. Osorio (*)	Chief Executive Officer, Abbey
Joan-David Grimà	Executive Vice President, Asset Management and Insurance
Juan Guitard	Executive Vice President, General Secretariat and of the Board

________________
1 Santander to confirm accuracy of information

Gonzalo de las Heras (*)	Executive Vice President, Global Wholesale Banking
Adolfo Lagos	Executive Vice President, Global Wholesale Banking
Jorge Maortua	Executive Vice President, Global Wholesale Banking

Jorge Morán	Chief Operating Officer, Abbey
Javier Peralta	Executive Vice President, Risk
Marcial Portela	Executive Vice President, America
Magda Salarich Fernández de Valderrama	Executive Vice President, Consumer Lending
José Manuel Tejón	Executive Vice President, Financial Accounting
Jesús Mª Zabalza	Executive Vice President, America
Nuno Manuel Da Silva Amado (*)	Executive Vice President, Portugal
José María Fuster	Executive Vice President, Technology and Operations
Fermín Colomés	Executive Vice President, Technology and Operations
Javier Marín	Executive Vice President, Global Private Banking
César Ortega	Executive Vice President, General Secretariat and of the Board
José Luis Gómez Alciturri	Executive Vice President, Human Resources

(1) This Director of Santander is an insurance company and thus has no occupation.

The business address of those persons marked with (*) is as follows:

•	Assicurazioni Generali, S.p.A.

Piazza Duca degli Abruzzi, 2
34132 Trieste, Italy

•	Ana P. Botín

Avda. Gran Vía de Hortaleza, 3
28043 Madrid
Spain

•	Javier Botín

Plaza Manuel Gómez Moreno, 2
28020 Madrid
Spain

•	Lord Burns

Waterside House, 35 North Wharf Road
London W2 1NW, England, U.K.

•	Guillermo de la Dehesa

C/ Francisco Silvela, 106
28002 Madrid
Spain

•	Abel Matutes

Avda. Bartolomé Roselló, 18
07800 Ibiza
Spain

•	Nuno Manuel Da Silva Amado

Rua do Ouro, 88
1100 – 063 Lisbon
Portugal

•	Antonio H. Osorio

2 Triton Square
Regent’s Place
London NW1 3AN
United Kingdom

•	Gonzalo de las Heras

45 East 53rd Street
New York, NY 10022

SCHEDULE C

OPEN MARKET TRANSACTIONS IN SHARES OF THE ISSUER BY SANTANDER DURING LAST 60 DAYS

All of the purchases of Shares set forth below were made by Santander Investment Securities Inc. on behalf of Santander.2

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price per Share ($)
6/5/2008	800	open market	$9.01
6/5/2008	1,800	open market	$9.02
6/5/2008	1,000	open market	$9.03
6/5/2008	2,100	open market	$9.04
6/5/2008	4,700	open market	$9.05
6/5/2008	1,200	open market	$9.06
6/5/2008	200	open market	$9.07
6/5/2008	1,600	open market	$9.08
6/5/2008	5,500	open market	$9.09
6/5/2008	4,400	open market	$9.10
6/5/2008	7,900	open market	$9.11
6/5/2008	3,596	open market	$9.12
6/5/2008	9,000	open market	$9.13
6/5/2008	16,500	open market	$9.14
6/5/2008	21,100	open market	$9.15
6/5/2008	15,504	open market	$9.16
6/5/2008	25,900	open market	$9.17
6/5/2008	30,836	open market	$9.18
6/5/2008	11,000	open market	$9.19
6/5/2008	60,000	open market	$9.20
6/5/2008	40,864	open market	$9.21
6/5/2008	18,600	open market	$9.22
6/5/2008	9,700	open market	$9.23
6/5/2008	30,786	open market	$9.24
6/5/2008	17,414	open market	$9.25
6/5/2008	27,000	open market	$9.26
6/5/2008	14,000	open market	$9.27
6/5/2008	3,500	open market	$9.28
6/5/2008	13,500	open market	$9.29

6/6/2008	400	open market	$8.66
6/6/2008	1,200	open market	$8.67
6/6/2008	4,800	open market	$8.68
6/6/2008	10,100	open market	$8.69
6/6/2008	6,800	open market	$8.70
6/6/2008	11,800	open market	$8.71
6/6/2008	13,400	open market	$8.72
6/6/2008	7,300	open market	$8.73
6/6/2008	1,700	open market	$8.74
6/6/2008	44,035	open market	$8.75
6/6/2008	52,874	open market	$8.76
6/6/2008	44,591	open market	$8.77

_______________
2 Santander to confirm this is true and provide the details for the purchases below.

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price per Share ($)
6/6/2008	39,000	open market	$8.78
6/6/2008	18,500	open market	$8.79
6/6/2008	42,600	open market	$8.80
6/6/2008	45,600	open market	$8.81
6/6/2008	25,400	open market	$8.82
6/6/2008	22,402	open market	$8.83
6/6/2008	20,900	open market	$8.84
6/6/2008	14,700	open market	$8.85
6/6/2008	13,208	open market	$8.86
6/6/2008	5,992	open market	$8.87
6/6/2008	6,498	open market	$8.88
6/6/2008	6,409	open market	$8.89
6/6/2008	10,291	open market	$8.90
6/6/2008	3,100	open market	$8.91
6/6/2008	600	open market	$8.92
6/6/2008	1,000	open market	$8.94
6/6/2008	4,000	open market	$8.96
6/6/2008	9,100	open market	$8.97
6/6/2008	1,974	open market	$8.98
6/6/2008	2,426	open market	$8.99
6/6/2008	1,900	open market	$9.00
6/6/2008	1,100	open market	$9.01
6/6/2008	506	open market	$9.02
6/6/2008	2,594	open market	$9.05
6/6/2008	1,100	open market	$9.07
6/6/2008	100	open market	$9.08

6/9/2008	29,100	open market	$8.36
6/9/2008	3,200	open market	$8.37
6/9/2008	8,100	open market	$8.38
6/9/2008	11,199	open market	$8.39
6/9/2008	17,802	open market	$8.40
6/9/2008	7,400	open market	$8.41
6/9/2008	25,200	open market	$8.42
6/9/2008	10,500	open market	$8.43
6/9/2008	9,600	open market	$8.44
6/9/2008	14,133	open market	$8.45
6/9/2008	49,556	open market	$8.46
6/9/2008	23,860	open market	$8.47
6/9/2008	39,484	open market	$8.48
6/9/2008	39,766	open market	$8.49
6/9/2008	59,279	open market	$8.50
6/9/2008	84,235	open market	$8.51
6/9/2008	77,565	open market	$8.52
6/9/2008	35,461	open market	$8.53
6/9/2008	8,919	open market	$8.54
6/9/2008	2,300	open market	$8.55
6/9/2008	8,764	open market	$8.57
6/9/2008	15,736	open market	$8.58
6/9/2008	11,000	open market	$8.59
6/9/2008	23,400	open market	$8.60
6/9/2008	5,300	open market	$8.61

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price per Share ($)
6/9/2008	41,901	open market	$8.63
6/9/2008	21,815	open market	$8.64
6/9/2008	32,641	open market	$8.65
6/9/2008	9,144	open market	$8.66
6/9/2008	16,750	open market	$8.67
6/9/2008	1,900	open market	$8.68
6/9/2008	29,195	open market	$8.69
6/9/2008	24,158	open market	$8.70
6/9/2008	26,892	open market	$8.71
6/9/2008	24,945	open market	$8.72
6/9/2008	14,167	open market	$8.73
6/9/2008	31,133	open market	$8.74
6/9/2008	16,500	open market	$8.75
6/9/2008	7,025	open market	$8.76
6/9/2008	5,200	open market	$8.77
6/9/2008	6,107	open market	$8.78
6/9/2008	14,300	open market	$8.80
6/9/2008	6,400	open market	$8.81
6/9/2008	17,595	open market	$8.82
6/9/2008	18,240	open market	$8.83
6/9/2008	57,370	open market	$8.84
6/9/2008	26,763	open market	$8.85
6/9/2008	2,600	open market	$8.86
6/9/2008	6,863	open market	$8.87
6/9/2008	9,437	open market	$8.88
6/9/2008	500	open market	$8.89
6/9/2008	5,700	open market	$8.90
6/9/2008	3,900	open market	$8.91

6/11/2008	26,841	open market	$8.43
6/11/2008	9,259	open market	$8.44
6/11/2008	9,400	open market	$8.45
6/11/2008	3,800	open market	$8.46
6/11/2008	19,000	open market	$8.47
6/11/2008	103,100	open market	$8.48
6/11/2008	87,800	open market	$8.49
6/11/2008	176,044	open market	$8.50
6/11/2008	83,549	open market	$8.51
6/11/2008	60,707	open market	$8.52
6/11/2008	73,461	open market	$8.53
6/11/2008	77,519	open market	$8.54
6/11/2008	68,376	open market	$8.55
6/11/2008	52,600	open market	$8.56
6/11/2008	22,200	open market	$8.57
6/11/2008	11,800	open market	$8.58
6/11/2008	14,800	open market	$8.59
6/11/2008	13,908	open market	$8.60
6/11/2008	27,158	open market	$8.61
6/11/2008	47,037	open market	$8.62
6/11/2008	34,119	open market	$8.63
6/11/2008	79,833	open market	$8.64
6/11/2008	35,300	open market	$8.65

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price per Share ($)
6/11/2008	56,229	open market	$8.66
6/11/2008	11,700	open market	$8.67
6/11/2008	22,600	open market	$8.68
6/11/2008	54,938	open market	$8.69
6/11/2008	216,922	open market	$8.70

6/12/2008	6,400	open market	$8.63
6/12/2008	399,900	open market	$8.70

6/19/2008	13,820	open market	$8.01
6/19/2008	6,600	open market	$8.02
6/19/2008	13,356	open market	$8.03
6/19/2008	12,400	open market	$8.04
6/19/2008	110,424	open market	$8.05
6/19/2008	35,200	open market	$8.06
6/19/2008	26,800	open market	$8.07
6/19/2008	11,950	open market	$8.08
6/19/2008	32,600	open market	$8.09
6/19/2008	101,041	open market	$8.10
6/19/2008	79,884	open market	$8.11
6/19/2008	45,050	open market	$8.12
6/19/2008	32,650	open market	$8.13
6/19/2008	24,030	open market	$8.14
6/19/2008	17,600	open market	$8.15
6/19/2008	12,495	open market	$8.16
6/19/2008	1,200	open market	$8.17
6/19/2008	2,496	open market	$8.18
6/19/2008	9,804	open market	$8.19
6/19/2008	16,856	open market	$8.20
6/19/2008	19,730	open market	$8.21
6/19/2008	2,944	open market	$8.22
6/19/2008	18,900	open market	$8.23
6/19/2008	9,000	open market	$8.24
6/19/2008	41,395	open market	$8.25
6/19/2008	17,991	open market	$8.26
6/19/2008	1,784	open market	$8.27
6/19/2008	1,800	open market	$8.28
6/19/2008	5,500	open market	$8.29
6/19/2008	200	open market	$8.30
6/19/2008	10,000	open market	$8.33
6/19/2008	4,121	open market	$8.34
6/19/2008	7,112	open market	$8.35
6/19/2008	4,700	open market	$8.36
6/19/2008	7,500	open market	$8.37
6/19/2008	2,850	open market	$8.38
6/19/2008	7,200	open market	$8.39
6/19/2008	14,500	open market	$8.40
6/19/2008	22,300	open market	$8.41
6/19/2008	14,200	open market	$8.42
6/19/2008	5,450	open market	$8.43
6/19/2008	11,550	open market	$8.44
6/19/2008	11,450	open market	$8.45

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price per Share ($)
6/19/2008	10,700	open market	$8.46
6/19/2008	8,088	open market	$8.47
6/19/2008	3,400	open market	$8.48
6/19/2008	4,412	open market	$8.49
6/19/2008	218,512	open market	$8.50
6/19/2008	155	open market	$8.51